Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

July 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Amesite Operating Company Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 22, 2020 CIK No. 0001807166

Ladies and Gentlemen:

This letter sets forth the responses of Amesite Operating Company, a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Draft Registration Statement on Form S-1 (CIK No. 0001807166) submitted to the Commission on June 22, 2020 (the “Draft Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 3 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which is being submitted in connection herewith.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Corporate Reorganization, page 4

1. QUESTION:	In response to prior comment 1, you have revised your disclosure to clarify that the company will be substantially similar to Amesite Parent after the Reorganization other than the removal of the holding company structure and addition of a federal exclusive forum provision to the certificate of incorporation. Please clarify in your “Reasons for the Reorganization” discussion the extent to which the factors discussed will remain the same after the Reorganization. For example, we note that, like Amesite Parent, the company has no trading market, will have approximately the same number of shareholders as Amesite Parent, will have substantially the same corporate governance, and that you intend to register the company’s shares under Section 12 of the Exchange Act. As another example, it is not clear why the Reorganization facilitates undertaking an initial public offering and listing on a national securities exchange compared to the existing corporate structure and corporate governance of Amesite Parent. Please clarify your disclosure. In addition, disclose whether the Reorganization is conditioned on the consummation of the offering.

RESPONSE:	The Company has revised its disclosure in the Amended Draft Registration Statement to further clarify its reasons for the Reorganization. Specifically, as the Company has been at all times an “operating” company under Nasdaq listing rules, the Reorganization allows New Amesite, as the surviving entity, to qualify for listing on the Nasdaq Capital Market under the exchange’s alternative listing requirements.

The Offering, page 6

2. QUESTION:	Please clarify that the amount of shares outstanding after the offering includes the shares issuable upon conversion of the convertible notes recently issued by Amesite Parent.

RESPONSE:	The Company has clarified that the amount of shares outstanding after the offering includes the shares issuable upon conversion of the convertible notes recently issued by Amesite Parent on the Offering Summary page of the Amended Draft Registration Statement.

Capitalization, page 23

3. QUESTION:	Please revise to disclose the impact on pro forma equity and earnings per share for the promissory notes that will be converted into common stock upon consummation of the Reorganization and completion of this offering.

RESPONSE:	The Company has revised its disclosure in the Capitalization section of the Amended Draft Registration Statement to disclose the impact on pro forma equity and earnings per share for the promissory notes that will be converted into common stock upon the consummation of the Reorganization and completion of this offering.

General

4. QUESTION:	You disclose on page II-3 that the shares to be issued in connection with the Reorganization are exempt from registration under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D. In your response letter, please provide your analysis of why you believe the exemption you are relying upon is available. For example, address the number and nature of the persons who will be issued shares. In this regard, you disclose on page 4 that Amesite Parent’s common stock is currently held by approximately 149 holders and that the Reorganization is subject to the approval of the stockholders of Amesite Parent.

RESPONSE:	The Company believes that Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D thereunder provides the needed exemption from registration requirements of the Securities Act. The Company notes that all 149 shareholders are “accredited investors” as defined in Rule 501(a) of Regulation D. Further, all parties are previously known to one another, as the Underwriter in this offering acted as the placement agent for all private placements conducted by Amesite Parent prior to this offering. These previous private placements, conducted under Section 4(a)(2) and/or Rule 506 of Regulation D resulted in the current shareholder base of Amesite Parent.

If you have any questions relating to any of the foregoing, please contact Richard A. Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Very truly yours,

/s/ Richard A. Friedman
Richard Friedman
Sheppard, Mullin, Richter & Hampton LLP